SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           (Amendment No. _________) (1)


                          SEQUUS Pharmaceuticals, Inc.
                                (Name of Issuer)

                         Common Stock, par value $.0001
                         (Title of Class of Securities)

                                    817471105
                                 (CUSIP Number)

                                Thomas F. Steyer
                       Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                         San Francisco, California 94111
                                 (415) 421-2132
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                November 5, 1998
           (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

               Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 42 Pages
                         Exhibit Index Found on Page 41

-----------
      1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D
===============================
CUSIP No. 817471105
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Farallon Capital Partners, L.P.
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         WC, OO
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         California
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      316,000
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      316,000
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         316,000
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.0 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         PN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 42 Pages

                                       13D
===============================
CUSIP No. 817471105
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Farallon Capital Institutional Partners, L.P.
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         WC
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         California
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      495,300
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      495,300
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         495,300
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.6 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         PN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 42 Pages

                                     13D
===============================
CUSIP No. 817471105
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Farallon Capital Institutional Partners II, L.P.
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         WC
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         California
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      85,100
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      85,100
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         85,100
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.3 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         PN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 42 Pages

                                       13D
===============================
CUSIP No. 817471105
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Farallon Capital Institutional Partners III, L.P.
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         WC
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      82,500
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      82,500
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         82,500
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.3 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         PN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 5 of 42 Pages

                                       13D
===============================
CUSIP No. 817471105
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Tinicum Partners, L.P.
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         WC, OO
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      35,800
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      35,800
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         35,800
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.1 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         PN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 6 of 42 Pages

                                       13D
===============================
CUSIP No. 817471105
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Farallon Capital Management, L.L.C.
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         OO
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      781,500
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      781,500
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         781,500
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.4 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         IA, OO
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 7 of 42 Pages

                                       13D
===============================
CUSIP No. 817471105
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Farallon Partners, L.L.C.
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         AF
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      1,014,700
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      1,014,700
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,014,700
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.2 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         OO
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 8 of 42 Pages

                                       13D
===============================
CUSIP No. 817471105
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Enrique H. Boilini
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         AF, OO
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Argentina
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      1,796,200
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      1,796,200
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,796,200
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.6 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 9 of 42 Pages

                                       13D
===============================
CUSIP No. 817471105
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         David I. Cohen
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         AF, OO
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         South Africa
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      1,796,200
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      1,796,200
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,796,200
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.6 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 10 of 42 Pages

                                       13D
===============================
CUSIP No. 817471105
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Joseph F. Downes
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         AF, OO
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      1,796,200
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      1,796,200
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,796,200
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.6 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 11 of 42 Pages

                                       13D
===============================
CUSIP No. 817471105
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Fleur E. Fairman
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         AF
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      1,014,700
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      1,014,700
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,014,700
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.2 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 12 of 42 Pages

                                       13D
===============================
CUSIP No. 817471105
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Jason M. Fish
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         AF, OO
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      1,796,200
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      1,796,200
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,796,200
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.6 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 13 of 42 Pages

                                       13D
===============================
CUSIP No. 817471105
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Andrew B. Fremder
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         AF, OO
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      1,796,200
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      1,796,200
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,796,200
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.6 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 14 of 42 Pages

                                       13D
===============================
CUSIP No. 817471105
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         William F. Mellin
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         AF, OO
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      1,796,200
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      1,796,200
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,796,200
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.6 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 15 of 42 Pages

                                       13D
===============================
CUSIP No. 817471105
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Stephen L. Millham
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         AF, OO
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      1,796,200
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      1,796,200
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,796,200
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.6 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 16 of 42 Pages

                                       13D
===============================
CUSIP No. 817471105
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Meridee A. Moore
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         AF, OO
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      1,796,200
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      1,796,200
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,796,200
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.6 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 17 of 42 Pages

                                       13D
===============================
CUSIP No. 817471105
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Thomas F. Steyer
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]

                                                                    (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         AF, OO
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                       [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
                      1,796,200
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      1,796,200
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,796,200
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.6 %
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 18 of 42 Pages

Item 1.  Security and Issuer.

      This statement relates to shares of Common Stock, par value $.0001 (the "Shares") of SEQUUS Pharmaceuticals, Inc. (the "Company"). The Company's principal offices are located at 960 Hamilton Court, Menlo Park, California 94025.

Item 2.  Identity and Background.

      (a) This statement is filed by: (i) Farallon Capital Partners, L.P., a California limited partnership ("FCP"), with respect to the Shares held by it;
(ii) Farallon Capital Institutional Partners, L.P., a California limited partnership ("FCIP"), with respect to the Shares held by it; (iii) Farallon Capital Institutional Partners II, L.P., a California limited partnership ("FCIP II"), with respect to the Shares held by it; (iv) Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership ("FCIP III"), with respect to the Shares held by it; (v) Tinicum Partners, L.P., a New York limited partnership ("Tinicum", collectively with FCP, FCIP, FCIP II and FCIP III, the "Partnerships"), with respect to the Shares held by it; (vi) Farallon Capital Management, L.L.C., a Delaware limited liability company ("FCMLLC"), with respect to the Shares held by Farallon Capital Offshore Investors, Inc., a British Virgin Islands corporation ("Offshore"), and certain other accounts managed by FCMLLC (together with Offshore, the "Managed Accounts"1); (vii) Farallon Partners, L.L.C., a Delaware limited liability company ("FPLLC"), with respect to the Shares held by each of the Partnerships; (viii) each of Enrique
H. Boilini ("Boilini"), David I. Cohen ("Cohen"), Joseph F. Downes ("Downes"), Jason M. Fish ("Fish"), Andrew B. Fremder ("Fremder"), William F. Mellin ("Mellin"), Stephen L. Millham ("Millham"), Meridee A. Moore ("Moore") and Thomas F. Steyer

-----------
      2 Of the Shares reported by FCMLLC on behalf of the Managed Accounts, 17,800 Shares (equal to approximately 0.1 % of the total Shares currently outstanding) are held by The Absolute Return Fund of The Common Fund, a non-profit corporation whose principal address is 450 Post Road East, Westport, Connecticut 06881.

                              Page 19 of 42 Pages

("Steyer"), with respect to the Shares held by each of the Partnerships and the Managed Accounts; and (ix) Fleur E. Fairman ("Fairman") with respect to the Shares held by each of the Partnerships (FCP, FCIP, FCIP II, FCIP III, Tinicum, FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer shall collectively be referred to hereafter as the "Reporting Persons").

      The name, address, principal business, citizenship or state of organization, executive officers, directors and controlling persons of FCMLLC and FPLLC are set forth on Annex 1 hereto. The Shares reported hereby for the Partnerships are owned directly by the Partnerships and those reported by FCMLLC on behalf of the Managed Accounts are owned directly by the Managed Accounts. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as a managing member of FPLLC and FCMLLC, to be the beneficial owner of all such Shares. Each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owner of all such Shares owned by the Partnerships. FCMLLC may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaims any beneficial ownership of any such Shares.

      (b) The address of the principal business and principal office of (i) the Partnerships, FCMLLC and FPLLC is One Maritime Plaza, Suite 1325, San Francisco, California 94111, and (ii) Offshore is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

      (c) The principal business of each of the Partnerships and Offshore is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal

                              Page 20 of 42 Pages
business of FPLLC is to act as the general partner (the "General Partner") of the Partnerships. The principal business of FCMLLC is that of a registered investment adviser.

      (d) None of the Partnerships, FCMLLC, FPLLC, Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Partnerships, FCMLLC, FPLLC, Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

      The net investment cost (including commissions) is approximately $5,152,436.23 for the 316,000 Shares held by FCP, approximately $7,847,947.16 for the 495,300 Shares held by FCIP, approximately $1,353,244.37 for the 85,100 Shares held by FCIP II, approximately $1,352,981.05 for the 82,500 Shares held by FCIP III, approximately $581,296.32 for the 35,800 Shares held by Tinicum and approximately $12,864,754.95 for the 781,500 Shares held by the Managed Accounts.

      The consideration for such acquisitions was obtained as follows: (i) with respect to FCIP, FCIP II and FCIP III, from working capital; (ii) with respect to the Managed Accounts, from the working capital of each Managed Account and/or from borrowings pursuant to margin accounts maintained by some of the Managed Accounts at Goldman, Sachs & Co.; and (iii) with respect to FCP and Tinicum, from working capital and/or from borrowings pursuant to margin accounts maintained by FCP and Tinicum at Goldman, Sachs & Co. FCP, Tinicum and some of the Managed Accounts hold certain securities in their respective margin accounts at Goldman, Sachs & Co., and

                              Page 21 of 42 Pages
the accounts may from time to time have debit balances. It is not possible to determine the amount of borrowings, if any, used to acquire the Shares.

Item 4. Purpose of the Transaction.

      The purpose of the acquisition of the Shares is for investment, and the acquisitions of the Shares by each of the Partnerships and the Managed Accounts were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

      Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

      Also, consistent with their investment intent, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company, and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.

      Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

                              Page 22 of 42 Pages

Item 5.  Interest in Securities of the Issuer.

      A. Farallon Capital Partners, L.P.

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCP is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page and of each other cover page filed herewith and of the footnote to Item 2 is calculated based upon the 31,904,682 Shares outstanding as of October 23, 1998, as reported by the Company in its Quarterly Report on Form 10-Q for the period ended September 30, 1998, filed with the Securities and Exchange Commission on November 13, 1998.

            (c) The trade dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares in the past 60 days are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d) FPLLC as General Partner has the power to direct the affairs of FCP, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC, and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e)   Not applicable.

      B. Farallon Capital Institutional Partners, L.P.

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP is incorporated herein by reference.

            (c) The trade dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares in the past 60 days are set forth on Schedule B hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d) FPLLC as General Partner has the power to direct the affairs of FCIP, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e)   Not applicable.

                              Page 23 of 42 Pages

      C. Farallon Capital Institutional Partners II, L.P.

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP II is incorporated herein by reference.

            (c) The trade dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares in the past 60 days are set forth on Schedule C hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d) FPLLC as General Partner has the power to direct the affairs of FCIP II, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e)   Not applicable.

      D. Farallon Capital Institutional Partners III, L.P.

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP III is incorporated herein by reference.

            (c) The trade dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares in the past 60 days are set forth on Schedule D hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d) FPLLC as General Partner has the power to direct the affairs of FCIP III, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e)   Not applicable.

      E. Tinicum Partners, L.P.

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Tinicum is incorporated herein by reference.

            (c) The trade dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares in the past 60 days are set forth on Schedule E hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

                              Page 24 of 42 Pages

            (d) FPLLC as General Partner has the power to direct the affairs of Tinicum, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e)   Not applicable.

      F. Farallon Capital Management, L.L.C.

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCMLLC is incorporated herein by reference.

            (c) The trade dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares by the Managed Accounts in the past 60 days are set forth on Schedule F hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d) FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Steyer is the senior managing member of FCMLLC and Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham and Moore are managing members of FCMLLC.

            (e)   Not applicable.

      G. Farallon Partners, L.L.C.

            (a),(b) The information set forth in rows 7, 8, 9, 10, 11, and 13 of the cover page hereto for FPLLC is incorporated herein by reference.

            (c)   None.

            (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e)   Not applicable.

      H. Enrique H. Boilini

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Boilini is incorporated herein by reference.

                              Page 25 of 42 Pages

            (c)   None.

            (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Boilini is a managing member of FCMLLC and FPLLC.

            (e)   Not applicable.

      I. David I. Cohen

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference.

            (c)   None.

            (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Cohen is a managing member of FCMLLC and FPLLC.

            (e)   Not applicable.

      J. Joseph F. Downes

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.

            (c)   None.

            (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Downes is a managing member of FCMLLC and FPLLC.

            (e)   Not applicable.

      K. Fleur E. Fairman

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fairman is incorporated herein by reference.

            (c)   None.

                              Page 26 of 42 Pages

            (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. Fairman is a managing member of FPLLC.

            (e)   Not applicable.

      L. Jason M. Fish

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.

            (c)   None.

            (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Fish is a managing member of FCMLLC and FPLLC.

            (e)   Not applicable.

      M. Andrew B. Fremder

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fremder is incorporated herein by reference.

            (c)   None.

            (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Fremder is a managing member of FCMLLC and FPLLC.

            (e)   Not applicable.

      N. William F. Mellin

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.

            (c)   None.

            (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition

                              Page 27 of 42 Pages
                  of the proceeds of the sale of the Shares held by the Managed Accounts. Mellin is a managing member of FCMLLC and FPLLC.

            (e)   Not applicable.

      O. Stephen L. Millham

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Millham is incorporated herein by reference.

            (c)   None.

            (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Millham is a managing member of FCMLLC and FPLLC.

            (e)   Not applicable.

      P. Meridee A. Moore

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference.

            (c)   None.

            (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Moore is a managing member of FCMLLC and FPLLC.

            (e)   Not applicable.

      Q. Thomas F. Steyer

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

            (c)   None.

            (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the

                              Page 28 of 42 Pages
                  disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Steyer is the senior managing member of FCMLLC and FPLLC.

            (e)   Not applicable.

      The Shares reported hereby for the Partnerships are owned directly by the Partnerships and those reported by FCMLLC on behalf of the Managed Accounts are owned directly by the Managed Accounts. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as a managing member of FPLLC and FCMLLC, to be the beneficial owner of all such Shares. Each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owner of all such Shares owned by the Partnerships. FCMLLC may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaims any beneficial ownership of any such Shares.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer.

      Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

      There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

                              Page 29 of 42 Pages

                                   SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 1998


                        /s/ Thomas F. Steyer
                        ----------------------------------------
                        FARALLON PARTNERS, L.L.C.,
                        on its own behalf and as General Partner of
                        FARALLON CAPITAL PARTNERS, L.P.,
                        FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P., And TINICUM PARTNERS, L.P.,
                        By Thomas F. Steyer,
                        Senior Managing Member


                        /s/ Thomas F. Steyer
                        ----------------------------------------
                        FARALLON CAPITAL MANAGEMENT, L.L.C.,
                        By Thomas F. Steyer,
                        Senior Managing Member


                        /s/ Thomas F. Steyer
                        ----------------------------------------
                        Thomas F. Steyer, individually and as attorney-in-fact for each of Enrique H. Boilini, David I. Cohen,
                        Joseph F. Downes, Fleur E. Fairman, Jason M. Fish, Andrew B. Fremder, William F. Mellin,
                        Stephen L. Millham, and Meridee A. Moore.


      The Powers of Attorney, each executed by Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore authorizing Steyer to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on September 26, 1997, by such Reporting Persons with respect to the Common Stock of Sphere Drake Holdings Limited, are hereby incorporated by reference.

                              Page 30 of 42 Pages

                                                                         ANNEX 1



      Set forth below with respect to FCMLLC and FPLLC is the following: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each managing member of FCMLLC and FPLLC is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.    (a)   Farallon Capital Management, L.L.C.
      (b)   One Maritime Plaza, Suite 1325
            San Francisco, CA  94111
      (c)   Serves as investment adviser to various managed accounts
      (d)   Delaware limited liability company
      (e)   Managing  Members:  Thomas  F.  Steyer,  Senior  Managing  Member;
            Enrique H.  Boilini,  David I. Cohen,  Joseph F. Downes,  Jason M.
            Fish, Andrew B. Fremder, William F. Mellin, Stephen L. Millham and Meridee A. Moore, Managing Members.

2.    (a)   Farallon Partners, L.L.C.
      (b)   c/o Farallon Capital Management, L.L.C.
            One Maritime Plaza, Suite 1325
            San Francisco, CA  94111
      (c)   Serves as general partner to investment partnerships
      (d)   Delaware limited liability company
      (e)   Managing  Members:  Thomas  F.  Steyer,  Senior  Managing  Member;
            Enrique H.  Boilini,  David I. Cohen,  Joseph F. Downes,  Fleur E.
            Fairman,  Jason M. Fish,  Andrew B.  Fremder,  William F.  Mellin,
            Stephen L. Millham and Meridee A. Moore, Managing Members.

3.    (a)   Enrique H. Boilini
      (b)   c/o Farallon Capital Management, L.L.C.
            75 Holly Hill Lane
            Greenwich, CT  06830
      (c)   Managing Member of Farallon Partners,  L.L.C.;  Managing Member of
            Farallon Capital Management, L.L.C.
      (d)   Argentinean Citizen

4.    (a)   David I. Cohen
      (b)   c/o Farallon Capital Management, L.L.C.
            One Maritime Plaza, Suite 1325
            San Francisco, CA  94111
      (c)   Managing Member of Farallon Partners,  L.L.C.;  Managing Member of
            Farallon Capital Management, L.L.C.
      (d)   South African Citizen

                              Page 31 of 42 Pages

5.    (a)   Joseph F. Downes
      (b)   c/o Farallon Capital Management, L.L.C.
            One Maritime Plaza, Suite 1325
            San Francisco, CA  94111
      (c)   Managing Member of Farallon Partners,  L.L.C.;  Managing Member of
            Farallon Capital Management, L.L.C.
      (d)   United States Citizen

6.    (a)   Fleur E. Fairman
      (b)   c/o Farallon Capital Management, L.L.C.
            One Maritime Plaza, Suite 1325
            San Francisco, CA 94111
      (c)   Managing Member of Farallon Partners, L.L.C.
      (d)   United States Citizen

7.    (a)   Jason M. Fish
      (b)   c/o Farallon Capital Management, L.L.C.
            One Maritime Plaza, Suite 1325
            San Francisco, CA  94111
      (c)   Managing Member of Farallon Partners,  L.L.C.;  Managing Member of
            Farallon Capital Management, L.L.C.
      (d)   United States Citizen

8.    (a)   Andrew B. Fremder
      (b)   c/o Farallon Capital Management, L.L.C.
            One Maritime Plaza, Suite 1325
            San Francisco, CA  94111
      (c)   Managing Member of Farallon Partners,  L.L.C.;  Managing Member of
            Farallon Capital Management, L.L.C.
      (d)   United States Citizen

9.    (a)   William F. Mellin
      (b)   c/o Farallon Capital Management, L.L.C.
            One Maritime Plaza, Suite 1325
            San Francisco, CA  94111
      (c)   Managing Member of Farallon Partners,  L.L.C.;  Managing Member of
            Farallon Capital Management, L.L.C.
      (d)   United States Citizen

10.   (a)   Stephen L. Millham
      (b)   c/o Farallon Capital Management, L.L.C.
            One Maritime Plaza, Suite 1325
            San Francisco, CA  94111
      (c)   Managing Member of Farallon Partners,  L.L.C.;  Managing Member of
            Farallon Capital Management, L.L.C.
      (d)   United States Citizen

                              Page 32 of 42 Pages

11.   (a)   Meridee A. Moore
      (b)   c/o Farallon Capital Management, L.L.C.
            One Maritime Plaza, Suite 1325
            San Francisco, CA  94111
      (c)   Managing Member of Farallon Partners,  L.L.C.;  Managing Member of
            Farallon Capital Management, L.L.C.
      (d)   United States Citizen

12.   (a)   Thomas F. Steyer
      (b)   c/o Farallon Capital Management, L.L.C.
            One Maritime Plaza, Suite 1325
            San Francisco, CA  94111
      (c)   Senior Managing Member of Farallon Partners, L.L.C.; Senior Managing
            Member of Farallon Capital Management, L.L.C.
      (d)   United States Citizen

                              Page 33 of 42 Pages

                                   SCHEDULE A

                         FARALLON CAPITAL PARTNERS, L.P.


                               NO. OF SHARES
                                PURCHASED (P)              PRICE
       TRADE DATE                 OR SOLD (S)            PER SHARE
                                                  (including commission)

        10/05/98                 16,200 (P)              $14.31
        10/05/98                 63,000 (P)              $14.30
        10/05/98                 11,700 (P)              $14.13
        10/06/98                 40,000 (P)              $14.82
        10/06/98                 24,000 (P)              $14.78
        10/07/98                  1,600 (P)              $14.80
        10/07/98                  1,600 (P)              $14.63
        10/09/98                  1,600 (P)              $14.26
        10/16/98                  8,000 (P)              $15.24
        10/20/98                  9,000 (P)              $16.57
        10/28/98                  3,600 (P)              $17.20
        10/28/98                 22,000 (P)              $17.52
        10/29/98                  9,000 (P)              $18.06
        11/02/98                 15,100 (P)              $18.53
        11/02/98                  4,400 (P)              $18.49
        11/03/98                 12,900 (P)              $18.77
        11/03/98                  3,600 (P)              $18.75
        11/03/98                  9,000 (P)              $18.79
        11/04/98                  8,900 (P)              $18.78
        11/05/98                  1,000 (P)              $18.69
        11/05/98                 21,000 (P)              $18.67
        11/06/98                 18,000 (P)              $18.81
        11/06/98                  3,600 (P)              $18.09
        11/09/98                  7,200 (P)              $18.69

                              Page 34 of 42 Pages

                                   SCHEDULE B

                  FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.


                               NO. OF SHARES
                                PURCHASED (P)              PRICE
       TRADE DATE                 OR SOLD (S)            PER SHARE
                                                  (including commission)

        10/05/98                 28,800 (P)              $14.31
        10/05/98                112,000 (P)              $14.30
        10/05/98                 20,800 (P)              $14.13
        10/06/98                 82,500 (P)              $14.82
        10/06/98                 49,500 (P)              $14.78
        10/07/98                  3,300 (P)              $14.80
        10/07/98                  3,300 (P)              $14.63
        10/08/98                  3,000 (P)              $13.75
        10/09/98                  3,300 (P)              $14.26
        10/16/98                 17,000 (P)              $15.24
        10/20/98                 13,000 (P)              $16.57
        10/28/98                  4,000 (P)              $17.20
        10/28/98                 24,500 (P)              $17.52
        10/29/98                 10,000 (P)              $18.06
        11/02/98                 16,600 (P)              $18.53
        11/02/98                  4,700 (P)              $18.49
        11/03/98                 14,300 (P)              $18.77
        11/03/98                  4,000 (P)              $18.75
        11/03/98                 10,000 (P)              $18.79
        11/04/98                  9,900 (P)              $18.78
        11/05/98                  1,200 (P)              $18.69
        11/05/98                 25,200 (P)              $18.67
        11/06/98                 22,000 (P)              $18.81
        11/06/98                  4,400 (P)              $18.09
        11/09/98                  8,000 (P)              $18.69

                              Page 35 of 42 Pages

                                   SCHEDULE C

                FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.


                               NO. OF SHARES
                                PURCHASED (P)              PRICE
       TRADE DATE                 OR SOLD (S)            PER SHARE
                                                  (including commission)

        10/05/98                  4,500 (P)              $14.31
        10/05/98                 17,500 (P)              $14.30
        10/05/98                  3,300 (P)              $14.13
        10/06/98                 15,000 (P)              $14.82
        10/06/98                  9,000 (P)              $14.78
        10/07/98                    600 (P)              $14.80
        10/07/98                    600 (P)              $14.63
        10/09/98                    600 (P)              $14.26
        10/16/98                  3,000 (P)              $15.24
        10/20/98                  3,000 (P)              $16.57
        10/28/98                    800 (P)              $17.20
        10/28/98                  4,900 (P)              $17.52
        10/29/98                  2,000 (P)              $18.06
        11/02/98                  3,300 (P)              $18.53
        11/02/98                    900 (P)              $18.49
        11/03/98                  2,900 (P)              $18.77
        11/03/98                    800 (P)              $18.75
        11/03/98                  2,000 (P)              $18.79
        11/04/98                  1,800 (P)              $18.78
        11/05/98                    100 (P)              $18.69
        11/05/98                  2,100 (P)              $18.67
        11/06/98                  4,000 (P)              $18.81
        11/06/98                    800 (P)              $18.09
        11/09/98                  1,600 (P)              $18.69

                              Page 36 of 42 Pages

                                   SCHEDULE D

                FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.


                               NO. OF SHARES
                                PURCHASED (P)              PRICE
       TRADE DATE                 OR SOLD (S)            PER SHARE
                                                  (including commission)

        10/05/98                  3,600 (P)              $14.31
        10/05/98                 14,000 (P)              $14.30
        10/05/98                  2,600 (P)              $14.13
        10/06/98                 10,000 (P)              $14.82
        10/06/98                  6,000 (P)              $14.78
        10/07/98                    400 (P)              $14.80
        10/07/98                    400 (P)              $14.63
        10/09/98                    400 (P)              $14.26
        10/16/98                  4,000 (P)              $15.24
        10/20/98                  3,000 (P)              $16.57
        10/28/98                  1,200 (P)              $17.20
        10/28/98                  7,300 (P)              $17.52
        10/29/98                  3,000 (P)              $18.06
        11/02/98                  5,000 (P)              $18.53
        11/02/98                  1,400 (P)              $18.49
        11/03/98                  4,300 (P)              $18.77
        11/03/98                  1,200 (P)              $18.75
        11/03/98                  3,000 (P)              $18.79
        11/04/98                    900 (P)              $18.78
        11/05/98                    200 (P)              $18.69
        11/05/98                  4,200 (P)              $18.67
        11/06/98                  4,000 (P)              $18.81
        11/06/98                    800 (P)              $18.09
        11/09/98                  1,600 (P)              $18.69

                              Page 37 of 42 Pages

                                   SCHEDULE E

                             TINICUM PARTNERS, L.P.


                               NO. OF SHARES
                                PURCHASED (P)              PRICE
       TRADE DATE                 OR SOLD (S)            PER SHARE
                                                  (including commission)

        10/05/98                  1,800 (P)              $14.31
        10/05/98                  7,000 (P)              $14.30
        10/05/98                  1,300 (P)              $14.13
        10/06/98                  5,000 (P)              $14.82
        10/06/98                  3,000 (P)              $14.78
        10/07/98                    200 (P)              $14.80
        10/07/98                    200 (P)              $14.63
        10/09/98                    200 (P)              $14.26
        10/16/98                  1,000 (P)              $15.24
        10/20/98                  1,000 (P)              $16.57
        10/28/98                    400 (P)              $17.20
        10/28/98                  2,400 (P)              $17.52
        10/29/98                  1,000 (P)              $18.06
        11/02/98                  1,700 (P)              $18.53
        11/02/98                    500 (P)              $18.49
        11/03/98                  1,400 (P)              $18.77
        11/03/98                    400 (P)              $18.75
        11/03/98                  1,000 (P)              $18.79
        11/04/98                    900 (P)              $18.78
        11/05/98                    100 (P)              $18.69
        11/05/98                  2,100 (P)              $18.67
        11/06/98                  2,000 (P)              $18.81
        11/06/98                    400 (P)              $18.09
        11/09/98                    800 (P)              $18.69

                              Page 38 of 42 Pages

                                   SCHEDULE F

                       FARALLON CAPITAL MANAGEMENT, L.L.C.


                               NO. OF SHARES
                                PURCHASED (P)              PRICE
       TRADE DATE                 OR SOLD (S)            PER SHARE
                                                  (including commission)

        10/05/98                 34,200 (P)              $14.31
        10/05/98                133,000 (P)              $14.30
        10/05/98                 24,700 (P)              $14.13
        10/06/98                 95,000 (P)              $14.82
        10/06/98                 57,000 (P)              $14.78
        10/07/98                  3,800 (P)              $14.80
        10/07/98                  3,800 (P)              $14.63
        10/08/98                  1,000 (P)              $13.78
        10/08/98                  1,300 (P)              $13.75
        10/09/98                  3,800 (P)              $14.26
        10/16/98                 16,000 (P)              $15.24
        10/20/98                 20,000 (P)              $16.57
        10/28/98                  9,600 (P)              $17.20
        10/28/98                 58,700 (P)              $17.52
        10/29/98                 24,000 (P)              $18.06
        11/02/98                 39,900 (P)              $18.53
        11/02/98                 11,400 (P)              $18.49
        11/03/98                 34,400 (P)              $18.77
        11/03/98                  9,600 (P)              $18.75
        11/03/98                 24,000 (P)              $18.79
        11/04/98                 21,600 (P)              $18.78
        11/05/98                  2,300 (P)              $18.69
        11/05/98                 48,400 (P)              $18.67
        11/06/98                 48,000 (P)              $18.81
        11/06/98                  9,600 (P)              $18.09
        11/09/98                 20,000 (P)              $18.69

        10/05/98                    900 (P)              $14.31
        10/05/98                  3,500 (P)              $14.30
        10/05/98                    600 (P)              $14.13
        10/06/98                  2,500 (P)              $14.82
        10/06/98                  1,500 (P)              $14.78
        10/07/98                    100 (P)              $14.80
        10/07/98                    100 (P)              $14.63
        10/09/98                    100 (P)              $14.26
        10/16/98                    500 (P)              $15.24

                              Page 39 of 42 Pages

        10/20/98                    500 (P)              $16.57
        10/28/98                    200 (P)              $17.20
        10/28/98                  1,200 (P)              $17.52
        10/29/98                    500 (P)              $18.06
        11/02/98                    800 (P)              $18.53
        11/02/98                    200 (P)              $18.49
        11/03/98                    700 (P)              $18.77
        11/03/98                    200 (P)              $18.75
        11/03/98                    500 (P)              $18.79
        11/04/98                    500 (P)              $18.78
        11/05/98                  1,100 (P)              $18.67
        11/06/98                  1,000 (P)              $18.81
        11/06/98                    200 (P)              $18.09
        11/09/98                    400 (P)              $18.69

        10/16/98                    500 (P)              $15.24
        10/20/98                    500 (P)              $16.57
        10/28/98                    200 (P)              $17.20
        10/28/98                  1,200 (P)              $17.52
        10/29/98                    500 (P)              $18.06
        11/02/98                    800 (P)              $18.53
        11/02/98                    200 (P)              $18.49
        11/03/98                    700 (P)              $18.77
        11/03/98                    200 (P)              $18.75
        11/03/98                    500 (P)              $18.79
        11/04/98                    500 (P)              $18.78
        11/05/98                    100 (P)              $18.69
        11/05/98                  1,100 (P)              $18.67
        11/06/98                  1,000 (P)              $18.81
        11/06/98                    200 (P)              $18.09
        11/09/98                    400 (P)              $18.69

                              Page 40 of 42 Pages

                                  EXHIBIT INDEX

EXHIBIT 1                                Joint Acquisition Statement Pursuant to
                                         Rule 13D-(f)(1)

                              Page 41 of 42 Pages

                                                                       EXHIBIT 1
                                                                              to
                                                                    SCHEDULE 13D

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-(f)(1)

       The  undersigned  acknowledge  and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: November 13, 1998


                        /s/ Thomas F. Steyer
                        ----------------------------------------
                        FARALLON PARTNERS, L.L.C.,
                        on its own behalf and as General Partner of
                        FARALLON CAPITAL PARTNERS, L.P.,
                        FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P., And TINICUM PARTNERS, L.P.,
                        By Thomas F. Steyer,
                        Senior Managing Member


                        /s/ Thomas F. Steyer
                        ----------------------------------------
                        FARALLON CAPITAL MANAGEMENT, L.L.C.,
                        By Thomas F. Steyer,
                        Senior Managing Member


                        /s/ Thomas F. Steyer
                        ----------------------------------------
                        Thomas F. Steyer, individually and as attorney-in-fact for each of Enrique H. Boilini, David I. Cohen,
                        Joseph F. Downes, Fleur E. Fairman, Jason M. Fish, Andrew B. Fremder, William F. Mellin,
                        Stephen L. Millham, and Meridee A. Moore.

                              Page 42 of 42 Pages